Filed by Northfield Bancorp, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Northfield Bancorp, Inc.
File No. 001-33732

[Letterhead of Northfield Bancorp, Inc.]

Dear Fellow Stockholder:

Northfield Bancorp, Inc. is soliciting stockholder votes regarding the mutual-to-stock conversion of Northfield Bancorp, MHC.  Pursuant to a Plan of Conversion and Reorganization, our organization will convert from a partially public company to a fully public company by selling a minimum of 31,025,000 shares of common stock of a newly formed company, also named Northfield Bancorp, Inc. (“Northfield-Delaware”), which will become the holding company for Northfield Bank.  At the conclusion of the conversion, your shares of Northfield Bancorp, Inc. common stock will be exchanged for shares of Northfield-Delaware common stock.  The number of new shares that you receive will be based on an exchange ratio that is described in the enclosed proxy statement/prospectus.

The Plan requires the approval of the stockholders of the Company, and proxy materials were mailed to stockholders on or about November 19, 2012.  Unfortunately, certain former stockholders of Flatbush Federal Bancorp, Inc. (“Flatbush”) may not have received proxy materials.   Therefore, the Company has adjourned its special meeting of stockholders until 10:00 a.m., January 24, 2013, to provide these stockholders the opportunity to vote.

Please promptly vote the enclosed proxy card.  Our Board of Directors urges you to vote “FOR” the approval of the Plan of Conversion and Reorganization and “FOR” the other matters being presented at the special meeting.

We thank you for your support as a stockholder of Northfield Bancorp, Inc.

Sincerely,

/s/ John W. Alexander

John W. Alexander
Chairman of the Board, President and Chief Executive Officer
These securities are not deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.  None of the Securities and Exchange Commission, the Board of Governors of the Federal Reserve System, or any state securities regulator has approved or disapproved of these securities or determined if this proxy statement/prospectus is accurate or complete.  Any representation to the contrary is a criminal offense.